October 30, 2019

Roderick Wong, M.D.
Chief Executive Officer
Health Sciences Acquisitions Corporation
412 West 15th Street
Floor 9
New York, NY 10011

       Re: Health Sciences Acquisitions Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed October 2, 2019
           File No. 001-38906

Dear Dr. Wong:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed October 2, 2019

Questions and Answers About the Proposals for HSAC Stockholders, page 2

1. Please revise this section to add a question and answer that highlights the business combination consideration, including the relative equity ownership percentage split and the earnout provision. Also, please include the post transaction equity value of the combined company and the value of equity to be issued to the Immunovant shareholders.
      In regards to the post transaction equity value, we refer to the "Immunovant and HSAC to merge" section in your October 2019 investor presentation.
What vote is required to approve the Proposals?, page 4

2. With reference to the voting agreements discussed on page 11, please revise to indicate:
      (i) the total number of shares that are subject to voting agreements and
(ii) the number of
      shares that are not subject to voting agreements, including the number of shares that must
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Health Sciences Acquisitions Corporation
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         be voted in favor of each proposal in order to earn approval.
Summary of the Proxy Statement
The Parties to the Business Combination, page 7

3. Please expand your description of Immunovant Sciences Ltd. to disclose its relationship with the Roivant family of companies, including its reliance on services agreements with
         RSI and RSG as well as RSL's controlling interest in Immunovant and its continued
         controlling interest in the Combined Company.
The Sponsor and HSAC's independent directors control a substantial interest in HSAC..., page 65

4. We note your disclosure that certain public stockholders have already agreed to vote "in favor of each of the 14 proposals." It appears you are submitting five proposals to a vote.
         Please advise or revise as appropriate.
The Combined Company will be required to meet the initial listing requirements to be listed on the Nasdaq..., page 66

5. According to your disclosure on page 91, the closing of the merger is conditioned upon
         Nasdaq approval for listing. Accordingly, please tell us why the risks listed in the bullet points are applicable.
Special Meeting of HSAC Stockholders
Voting Your Shares, page 76

6. Your disclosure on page 4 indicates that your proxy card will also be used for purposes of exercising share redemption rights. With reference to your disclosures on pages 76 and 77 concerning the treatment of signed cards that lack voting indications, please tell us whether the proxy card must be signed in order for shareholders to redeem their shares.
         Please also provide us with a form of the proxy card.
Redemption Rights, page 77

7. Please revise the disclosure here and on page 4, as applicable, to clarify whether shareholders may demand redemption at any time or whether this right is only in connection with the proposed Business Combination.
Background of the Business Combination, page 80

8. With reference to your disclosure on page 81, please revise to explain the transaction criteria used by your management in your search for target companies.
9. With reference to your disclosure on page 81, please discuss why you did not pursue transactions with the 25 potential business combination candidates that you reviewed.
10. Please revise page 81 concerning the preliminary proposals that you submitted to the four target candidates by disclosing all material proposal terms, including transaction structure,
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Health Sciences Acquisitions Corporation
Comapany NameHealth Sciences Acquisitions Corporation
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         valuation and equity split distribution.
11. With reference to your disclosure on page 82, please discuss why HSAC management determined that the autoimmune anti-FcRn sector should be the focus for the search for a suitable target and whether other companies in this sector were evaluated.
12. Please revise to provide greater detail concerning the material issues discussed and the key terms negotiated with Immunovant. In this regard, please disclose the terms of your May
         30 proposal and subsequent proposals and disclose how, when, and why the material terms proposed by the parties evolved over the next four months.
13. With reference to your disclosure on page 11 and elsewhere, please revise to explain in greater detail the various industry and financial data and the due diligence and evaluation materials provided by Immunovant to your management.
General Description of the Business Combination, page 80

14. Please revise the second paragraph in this section to discuss whether the assumption that holders of 4,578,600 redeem their shares corresponds with the maximum number of shares that may be redeemed.
The Business Combination Proposal, page 80

15. Please revise to include a brief discussion of the material tax consequences to current
         HSAC stockholders or advise.
Summary of HSAC Financial Analysis, page 86

16. Please revise to explain how the Board derived the $10.00 per share valuation for the post merger HSAC shares, including all material assumptions necessary to this calculation.
17. Given the current development status of the target's operations, please revise to disclose why you selected four companies with candidates in Phase 3 for purposes of your financial analysis. In your revised disclosure, please also explain how each of the four companies with candidates in Phase 3 are comparable.
The Amendment Proposal, page 95

18. We note that Article VII of your Amended and Restated Certificate of Incorporation appended to this proxy as Annex B provides that the federal district courts of the United
         States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. Please revise your disclosure on page 96 to conform with your federal forum selection provision, which is subject to a final adjudication regarding the enforceability of such exclusive forum provision. We also note that
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits
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      brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please include such disclosure in a separate risk factor discussing this provision and address any questions of enforceability.
Immunovant Sciences Ltd.'s Business, page 133

19. We note your reference on page 135 to "first in-class." This term suggests that your product candidates are effective and likely to be approved. Further, it is inappropriate for you to state or imply that you will achieve a given market share given the length of time and uncertainty with respect to securing marketing approval for your product candidates.
      Please delete this reference. If your use of this term was intended to convey your belief that the products are further along in the development process, you may discuss that you are not aware of competing products that are further along in the development process.
       Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidates have been proven effective or that they will receive regulatory approval.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sasha Parikh at 202-551-3627 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Irene Paik at 202-551-6553 with any other questions.



                                                            Sincerely,
FirstName LastNameRoderick Wong, M.D.
                                                      Division of Corporation
Finance
Comapany NameHealth Sciences Acquisitions Corporation
                                                      Office of Life Sciences
October 30, 2019 Page 4
cc:       Giovanni Caruso, Esq.
FirstName LastName